UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

On May 27, 2015 Vedanta Limited (the “Company”) announced, pursuant to its disclosure obligations under Regulation 10(5) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, its intention to acquire up to 100,000,000 equity shares of Cairn India Limited (the “Shares”) through Twinstar Mauritius Holdings Limited. The Company intends to complete the acquisition of the Shares by June 3, 2015 or within a 90-day period of such date. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Ex-99.1 Announcement

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary